Exhibit (d)(3)

STRICTLY PRIVATE & CONFIDENTIAL

February 23, 2015

QUALCOMM Incorporated

5775 Morehouse Drive

San Diego, California 92121

CONFIDENTIALITY AGREEMENT

Gentlemen:

In connection with QUALCOMM Incorporated’s (collectively with its subsidiaries and affiliates, “you” or “your”) consideration of a possible transaction (the “Transaction”) with Ikanos Communications, Inc. (collectively with its subsidiaries and affiliates, “we,” “us,” or the “Company”), the Company is prepared to make available to you certain information relating to the Company which is not available to the general public. All such information, whether written or oral, whether furnished on or after the date of this letter agreement by the Company or its Representatives (as defined below), and regardless of the manner or form in which it is furnished, is collectively referred to in this letter agreement as “Evaluation Material.” The term “Evaluation Material” also means all notes, analyses, compilations, studies, or other documents or media prepared by you or your Representatives (“Created Material”) to the extent they contain, reflect or are based upon, in whole or in part, the confidential information furnished to you or your Representatives by the Company or its Representatives pursuant to this letter agreement. The term Evaluation Material does not include, however, information which (a) is or becomes generally available to the public other than as a result of a disclosure by you or your Representatives in violation of this letter agreement, (b) is or becomes available to you or your Representatives on a non-confidential basis from a source (other than the Company or any of its Representatives) which is not prohibited from disclosing such information to you by a legal, contractual or fiduciary obligation to the Company, (c) was or is in your possession prior to disclosure by the Company or its Representatives, and (d) was or is independently developed by you or your Representatives or on your respective behalves without violating the terms of this letter agreement. The term “Representatives” means, as to any Person, its directors, officers, employees, agents, advisors (including, without limitation, attorneys, accountants, consultants, bankers, financial advisors and each of their representatives); provided, that for purposes of this letter agreement, none of such Persons shall be deemed a Representative hereunder, nor shall you have any liability for such Person, unless such Person has been furnished by you or by us with Evaluation Material hereunder. The term “Person” as used in this letter agreement is broadly interpreted to include any corporation, company, partnership or other legal or business entity or any individual.

Accordingly, in consideration of the Evaluation Material being furnished to you, you agree that:

1. Except as required by Law or requested by any governmental or regulatory authority (and in each case, only after compliance with paragraph 2 below), unless otherwise agreed to in writing by the Company, you will (a) not use the Evaluation Material for any purpose other than in connection with your evaluation, negotiation and/or consummation of the Transaction and (b) keep the Evaluation Material confidential and not disclose any Evaluation Material in any manner whatsoever except as provided herein. The parties agree not to, and will direct their respective Representatives not to, disclose to any other Person the fact the Evaluation Material exists or has been made available to you, that you are considering the Transaction, or that any discussions or negotiations are taking place concerning the Transaction or any of the terms, conditions, or other facts with respect thereto

Ikanos Communications, Inc.

47669 Fremont Boulevard Fremont, California 94538 USA

T +1 510.979.0400    F +1 510.979.0500

QUALCOMM Incorporated

February 23, 2015

(including, without limitation, the status thereof) unless otherwise required by any Law (as defined below); and provided, however, that such information may be disclosed to your Representatives who are actively and directly participating in your evaluation, negotiation and/or consummation of the Transaction or who otherwise need to know such information for the sole purpose of evaluating, negotiating and/or consummating the Transaction and who are informed by you of the confidential nature of the information. You will direct your Representatives to observe the terms of this letter agreement and you will be responsible for any breach of this letter agreement by your Representatives of the terms applicable to them. The term “Law” means any applicable law or regulation (including, without limitation, any rule, regulation or policy statement of any organized securities exchange, market or automated quotation system on which any of your securities are listed or quoted, audit or inquiries by a regulator or bank examiner, and mandatory professional ethics rules) or valid legal, regulatory or judicial process.

2. If you or any of your Representatives are requested pursuant to, or required by, Law to disclose any Evaluation Material concerning the Company or the Transaction, you will use reasonable efforts to notify the Company promptly of any such request or requirement to the extent legally permissible and reasonably practicable, so that the Company may seek, at the Company’s sole expense, a protective order or other appropriate remedy, or in the Company’s sole discretion, waive compliance with the terms of this letter agreement. If no such protective order or other remedy is sought or obtained or the Company waives compliance with the terms of this letter agreement, you or your Representatives will disclose only that portion of the Evaluation Material which you are advised by your counsel is required to be disclosed and will use commercially reasonable efforts to ensure any such information so disclosed will be accorded confidential treatment.

3. At any time upon the written request of the Company for any reason, you will promptly, to the extent legally permissible (a) with respect to Evaluation Material furnished to you or your Representatives by or on behalf of the Company (and all copies thereof whether received from the Company or made by you or your Representatives to the extent such copies do not contain Created Material), either return to the Company or at your sole discretion destroy, all hard copies and electronic copies of such Evaluation Material, without retaining a copy of any such material, with any such destruction of hard or electronic copies certified to the Company in writing by a duly authorized person, and (b) either return to the Company or at your sole discretion destroy, all copies of materials prepared by you or your Representatives to the extent they contain Created Material, without retaining a copy of any such material, with any such destruction certified to the Company in writing by a duly authorized person. Notwithstanding the return or destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and all other obligations under this letter agreement until the expiration or termination of this letter agreement. Further and notwithstanding anything contained herein to the contrary, you and your Representatives shall not be obligated to return or destroy (i) Evaluation Material to the extent otherwise required by Law or (ii) electronic copies of Evaluation Material if maintained pursuant to any internal compliance policy or procedure relating to the safeguarding or backup storage of data.

4. You acknowledge that neither the Company, nor any of its Representatives nor any of their respective directors, officers, employees, or agents makes any express or implied representation or warranty as to the accuracy or completeness of any Evaluation Material. You agree that none of such Persons will have any liability to you or to any of your Representatives, relating to or resulting from the use of any Evaluation Material or for any errors therein or omissions therefrom except in the case of fraud and except as set forth in any definitive agreements relating to a Transaction. You also agree that you are not entitled to rely on the accuracy or completeness of any Evaluation Material and that you may only rely on those representations and warranties which may be contained in any definitive agreement executed and delivered by you and the Company and any other necessary parties with respect to the Transaction, subject to the terms and conditions as may be contained therein.

QUALCOMM Incorporated

February 23, 2015

5. For a period commencing on the effective date of this letter agreement and ending twelve (12) months thereafter (the “Specified Period”), the parties will not, directly or indirectly, solicit for employment any “Qualifying Person,” provided, however, that this section will not prevent a party from: (a) engaging in discussions with a Qualifying Person where s/he has contacted such party in response to: (i) any general advertisement, job posting or similar notice; or (ii) an unsolicited resume or request for information from a Qualifying Person; or (b) engaging any recruiting firm or similar organization to identify or solicit persons for employment on behalf of such party, or soliciting the employment of any specified employee of a party who is identified by any such recruiting firm or organization as long as such recruiting firm or organization is not instructed to target any employees of a party. “Qualifying Person” shall mean any person who is an officer or employee of a party hereto during the Specified Period who was introduced in person to a party hereto by the other party hereto during the Specified Period in connection with evaluating the potential Transaction or those persons for which confidential information has been provided to the other party. “Qualifying Person” does not include any person whose employment with a party was or is terminated by such party, or who has received notice that his/her employment with such party will be terminated.

6. You acknowledge that the United States securities laws prohibit any Person having material, non-public information about an issuer from trading the securities of that company or from communicating such information to other Persons.

7. You and the Company will arrange for appropriate contacts for the due diligence process for the Transaction. All (a) communications regarding the Transaction, (b) requests for additional information, facility tours, management meetings and other management contacts and (c) discussions or questions regarding procedures with respect to the Transaction must be directed exclusively to such persons, except as otherwise agreed by the mutual consent of both parties.

8. No contract or agreement providing for any Transaction involving you and the Company will be deemed to exist between you and the Company unless and until a definitive agreement has been executed and delivered by you and the Company and any other necessary parties. Unless and until a definitive agreement has been entered into between you and the Company regarding a Transaction between you and the Company, neither the Company nor you will be under any legal obligation or have any liability to the other party or any other Person of any kind whatsoever (except in the case of fraud) with respect to such Transaction by virtue of this letter agreement except for the matters specifically agreed to in this letter agreement. You also acknowledge and agree that (a) the Company and its Representatives will conduct the process (which process may or may not result in the Transaction) in such manner as the Company, in its sole discretion, may determine (including, without limitation, negotiating and entering into a definitive agreement with any third party without notice to you) and (b) the Company reserves the right to change, in its sole discretion, at any time and without notice to you, the procedures relating to our and your consideration of the Transaction (including, without limitation, terminating all further discussions with you and requesting that you return or destroy the Evaluation Material as described in paragraph 3 above).

9. It is understood and agreed that money damages may be an insufficient remedy for any breach of this letter agreement by either party and that without prejudice to the rights and remedies otherwise available to the non-breaching party, the non-breaching party is entitled to seek equitable relief by way of injunction, specific performance or otherwise if the breaching party breaches or threatens to breach any of the provisions of this letter agreement.

10. It is further understood and agreed that no failure or delay by either party in exercising any right, power or privilege under this letter agreement, and no course of dealing between the parties, will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this letter agreement.

QUALCOMM Incorporated

February 23, 2015

11. This letter agreement will be governed and construed in accordance with the Laws of the State of Delaware.

12. Any action or proceeding arising out of or relating to this letter agreement or the transactions contemplated hereby may be brought in the Court of Chancery of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware and any direct appellate court therefrom). Each of the parties knowingly, voluntarily and irrevocably submits to the exclusive jurisdiction of each such court in any such action or proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum. You further agree that service of any process, summons, notice, or document by United States certified mail to your address set forth above will be effective service of process for any action or proceeding brought against you in any such court.

13. Any assignment of this letter agreement by either party without the prior written consent of the other party is void.

14. If any provision of this letter agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable, in whole or in part, the remaining provisions of this letter agreement will remain in full force and effect to the fullest extent permitted by applicable law.

15. This letter agreement contains the entire agreement between you and the Company concerning confidentiality of the Evaluation Material and any Created Material. No modification of this letter agreement or waiver of the terms and conditions hereof will be binding upon you or the Company, unless approved in writing by each of you and the Company.

16. In the event of any conflict between the terms of this letter agreement and the terms of any user, click-through or other similar agreement with respect to any electronic, online, or web-based data room established by or for the Company in connection with the Transaction, the terms of this letter agreement shall prevail.

17. All of the parties’ obligations under this letter agreement will terminate on the earlier of (i) two (2) years from the date of this letter agreement and (ii) the date of entering into definitive agreements relating to the Transaction between the parties; provided, however, that paragraphs 4, 10, 12, 13, and this paragraph 18 will continue without limitation as to time.

[Signature page follows]

QUALCOMM Incorporated

February 23, 2015

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement will become a binding agreement between you and the Company.

Very truly yours,

IKANOS COMMUNICATIONS, INC.

By:	/s/ Andrew S. Hughes

Name:	Andrew S. Hughes

Title:	VP, General Counsel

Agreed and accepted as of the date first written above:

QUALCOMM Incorporated

By:	/s/ Luke Pistorius

Name:	Luke Pistorius

Title:	Senior Director, Legal Counsel